PE
12-31-01

02030759

EXECUTED COPY

FORM 6 - K

]RITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the month of December, 2001

Globo Cabo S.A.

(Exact Name as Specified in its Charter)

Globo Cabo Inc.

(Translation of Name into English)

SEC FILE NUMBER: 0-28860

R. Verbo Divino, 1356
São Paulo, SP, Brazil
04719-002
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

REPORT

Consolidated Financial Statements

Globo Cabo S.A.

Years ended December 31, 2001, 2000 and 1999
with Report of Independent Auditors

ERNST & YOUNG

GLOBO CABO S.A.

CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2000 and 1999

Contents

Report of Independent Auditors 1

Consolidated Balance Sheets as of December 31, 2001 and 2000 2
Consolidated Statements of Operations for the Years Ended December 2001, 2000 and 1999 4
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive loss for the Years Ended December 31, 2001, 2000 and 1999 5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999 6
Notes to Consolidated Financial Statements 7

ERNST & YOUNG

Condomínio São Luiz
Av. Pres. Juscelino Kubitschek, 1830
04543-900 - São Paulo, SP, Brasil
homepage: www.ey.com.br

Tel.: (5511) 3165-5200
Fax: (5511) 3078-1105 - 5ª
Fax: (5511) 3078-6840 - 6ª
Fax: (5511) 3165-5499 - 6ª
Fax: (5511) 3168-2042 - 7ª

REPORT OF INDEPENDENTS AUDITORS

The Board of Directors and Stockholders of
Globo Cabo S.A.

We have audited the accompanying consolidated balance sheets of Globo Cabo S.A. as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globo Cabo S.A. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

ERNST & YOUNG
Auditores Independentes S.C.

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
February 28, 2002 except for Note 24, as to which the date is March 12, 2002.

GLOBO CABO S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(Expressed in thousands of US dollars, unless otherwise stated)

		2001		2000
Assets				
Current assets				
Cash and cash equivalents	**US$**	**12,474**	US$	73,547
Trade accounts receivable, net of allowance for doubtful accounts of $10,011 and $9,935 as of December 31, 2001 and 2000		**44,729**		55,894
Income tax recoverable		**10,123**		10,843
Prepaid expenses and other assets		**10,228**		5,794
Total current assets	**US$**	**77,554**	US$	146,078
Property and equipment, net		**591,341**		720,801
Investments and advances to equity investees		**3,198**		3,715
Goodwill on acquisition of consolidated subsidiaries, net		**703,293**		931,103
Deferred income tax		**5,094**		6,475
Income tax recoverable		**799**		5,889
Other long-term assets		**44,527**		45,547
Total assets	**US$**	**1,425,806**	US$	1,859,608

		2001		2000
Liabilities and stockholders' equity				
Current liabilities				
Trade accounts payable	**US$**	**50,363**	US$	54,027
Accounts payable to programmers		**32,774**		19,293
Income taxes payable		**492**		2,575
Sales taxes		**20,704**		20,393
Payroll and related charges		**13,320**		17,748
Short-term debt		**94,339**		122,236
Current portion of long-term debt		**185,098**		86,358
Deferred subscription revenue		**13,035**		14,489
Interest payable		**13,103**		29,388
Other payables and accrued expenses		**10,683**		13,445
Total current liabilities	**US$**	**433,911**	US$	379,952
Long-term liabilities				
Long-term debt, less current portion		**413,055**		567,694
Due to related companies		**8,399**		8,417
Deferred sign-on and hook-up fee revenue		**29,890**		39,448
Other taxes		**13,223**		10,877
Provision for taxes under litigation		**52,861**		37,809
Other payables and accrued expenses		**15,939**		27,175
Total long-term liabilities	**US$**	**533,367**	US$	691,420
Total liabilities	**US$**	**967,278**	US$	1,071,372
Commitments and contingencies				
Advances for future capital		**131,154**		-
Stockholders' equity				
Preferred stock, no par value shares authorized, shares issued and outstanding (2001– 1,599,361,417 ; 2000 - 1,579,538,407)		**1,272,508**		1,259,943
Common stock, no par value, shares issued and outstanding (2001-1,211,891,443)		**652,455**		652,455
Additional paid-in capital		**10,357**		10,357
Unpaid capital		**(12,777)**		(13,967)
Accumulated deficit		**(1,345,624)**		(996,151)
Accumulated other comprehensive loss		**(249,545)**		(124,401)
Total stockholders' equity	**US$**	**327,374**	US$	788,236
Total liabilities and stockholders' equity	**US$**	**1,425,806**	US$	1,859,608

See notes to consolidated financial statements.

GLOBO CABO S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2001, 2000 and 1999
(Expressed in thousands of United States dollars, unless otherwise stated)

		2001		2000		1999
Subscriptions	**US$**	**512,263**	US$	485,004	US$	369,598
Sign-on and hook-up fee revenues		**20,456**		24,357		8,837
Telecommunication service revenue		**24,133**		14,824		-
Other services		**30,970**		31,712		20,035
	US$	**587,822**	US$	555,897	US$	398,470
Taxes and other deductions from revenues		**(94,749)**		(67,030)		(40,022)
Net operating revenue	**US$**	**493,073**	US$	488,867	US$	358,448
Programming and other direct operating costs		**(264,337)**		(253,247)		(183,101)
Selling, general and administrative expenses		**(106,144)**		(128,425)		(86,219)
Depreciation and amortization		**(226,148)**		(189,112)		(175,180)
Non-recurring severance charges		**(4,390)**		-		-
Other		**(1,171)**		1,501		(815)
Operating costs and expenses	**US$**	**(602,190)**	US$	(569,283)	US$	(445,315)
Operating loss		**(109,117)**		(80,416)		(86,867)
Other income (expenses):						
Monetary indexation, net		**(39,699)**		(34,837)		(44,602)
Loss on exchange rate, net		**(85,480)**		(27,582)		(70,749)
Financial expenses		**(131,323)**		(97,540)		(105,699)
Financial income		**17,078**		33,023		7,221
Other		**508**		(7,882)		(2,147)
Total other income (expenses)	**US$**	**(238,916)**	US$	(134,818)	US$	(215,976)
Loss before equity in results of investees and minority interests		**(348,033)**		(215,234)		(302,843)
Equity loss of investees		**(36)**		(724)		(20,739)
Minority interests		**(19)**		124		-
Loss before income taxes	**US$**	**(348,088)**	US$	(215,834)	US$	(323,582)
Income tax expense		**(1,385)**		(6,500)		(1,444)
Loss for the year	**US$**	**(349,473)**	US$	(222,334)	US$	(325,026)
Loss per share	**US$**	**(0.12)**	US$	(0.09)	US$	(0.19)
Weighted average number of common and preferred shares outstanding		**2,807,821,660**		2,361,662,138		1,744,624,472

See notes to consolidated financial statements.

GLOBO CABO S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

Years ended December 31, 2001, 2000 and 1999

(Expressed in thousands of United States dollars, except number of shares)

	Number of shares Issued		Capital							
			Capital stock			Additional paid-in capital	Unpaid capital	Accumulated deficit	Cumulative Translation Adjustments (CTA)	Total
	Preferred	Common	Preferred	Common	Total					
Changes in stockholders' equity for each of the three years in the period Ended December 31, 2001										
Balance at January 1, 1999	846,678,428	843,994,397	US$ 440,806	US$ 329,071	US$ 769,877	US$ 10,357	US$ (16,346)	US$ (448,791)	US$ (30,982)	US$ 284,115
Capital contributions in cash	244,683,450	243,907,787	149,356	148,882	298,238	-	-	-	-	298,238
Deferred stock compensation	-	-	-	-	-	-	1,190	-	-	1,190
Change in CTA for the year	-	-	-	-	-	-	-	-	(48,370)	(48,370)
Loss for the year	-	-	-	-	-	-	-	(325,026)	-	(325,026)
Balance at December 31, 1999	**1,091,361,878**	**1,087,902,184**	**US$ 590,162**	**US$ 477,953**	**US$ 1,068,115**	**US$ 10,357**	**US$ (15,156)**	**US$ (773,817)**	**US$ (79,352)**	**US$ 210,147**
Deferred stock compensation	-	-	-	-	-	-	1,189	-	-	1,189
Issuance of preferred shares	455,770,217	123,989,259	648,367	174,502	822,869	-	-	-	-	822,869
Conversion of Debentures	32,406,312	-	21,414	-	21,414	-	-	-	-	21,414
Change in CTA for the year	-	-	-	-	-	-	-	-	(45,049)	(45,049)
Loss for the year	-	-	-	-	-	-	-	(222,334)	-	(222,334)
Balance at December 31, 2000	**1,579,538,407**	**1,211,891,443**	**US$ 1,259,943**	**US$ 652,455**	**US$ 1,912,398**	**US$ 10,357**	**US$ (13,967)**	**US$ (996,151)**	**US$ (124,401)**	**US$ 788,236**
Deferred stock compensation	-	-	-	-	-	-	1,190	-	-	1,190
Conversion of Debentures	19,823,010	-	12,565	-	12,565	-	-	-	-	12,565
Change in CTA for the year	-	-	-	-	-	-	-	-	(125,144)	(125,144)
Loss for the year	-	-	-	-	-	-	-	(349,473)	-	(349,473)
Balance at December 31, 2001	**1,599,361,417**	**1,211,891,443**	**US$ 1,272,508**	**US$ 652,455**	**US$ 1,924,963**	**US$ 10,357**	**US$ (12,777)**	**US$ (1,345,624)**	**US$ (249,545)**	**US$ 327,374**

Comprehensive loss for each of the three years in the period ended December 31, 2001	Year ended December 31, 1999	2000	2001
Loss for the year	(325,026)	(222,334)	(349,473)
Cumulative Translation Adjustments	(48,370)	(45,049)	(125,144)
Total comprehensive loss	**US$ (373,396)**	**US$ (267,383)**	**US$ (474,617)**

GLOBO CABO S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999
(Expressed in thousands of United States dollars, unless otherwise stated)

	2001	2000	1999
Operating activities			
Loss for the year	US$ **(349,473)**	US$ (222,334)	US$ (325,026)
Adjustments to reconcile loss for the year to net cash provided by operating activities:			
Deferred sign-on and hook-up fee revenues	**2,033**	6,109	6,616
Deferred stock compensation	**(5,594)**	(6,106)	(5,637)
Equity in loss of investees	**36**	724	20,739
Exchange losses, net	**127,549**	53,584	216,905
Depreciation and amortization	**226,148**	189,112	175,180
Minority interests	**19**	(124)	-
Deferred income tax	**1,385**	5,046	456
Loss on write-off and disposal of assets, net	**(2,292)**	(954)	1,099
Amortization of stock purchase plan compensation cost	**1,190**	1,189	1,190
(Increase) decrease in assets			
Trade accounts receivable	**2,339**	(16,080)	5,531
Income taxes recoverable	**3,134**	(7,840)	(1,525)
Prepaid expenses	**(5,271)**	(425)	(1,023)
Other assets	**(6,060)**	(3,536)	(14,727)
Increase (decrease) in liabilities			
Accounts payable to suppliers and programmers	**21,052**	36,643	12,101
Income taxes payable	**(1,654)**	(3,192)	378
Other taxes	**7,470**	6,079	185
Payroll and related charges	**(1,613)**	8,552	805
Accruals and other payables	**12,904**	17,551	35,304
Net cash provided by operating activities	**33,302**	63,998	128,551
Investing activities			
Acquisition of investments net of cash acquired and advances to related companies, net of repayments	**(718)**	(48,360)	(40,387)
Acquisition of property and equipment	**(132,175)**	(197,266)	(55,250)
Proceeds from sale of equipment	**3,884**	7,654	2,749
Net cash used in investing activities	**(129,009)**	(237,972)	(92,888)
Financing activities			
Short-term debt			
Issuances	**94,641**	96,855	114
Repayments	**(175,272)**	(129,568)	(31,988)
Long-term debt			
Issuances	**160,278**	211,386	103,952
Repayments	**(148,700)**	(46,054)	(152,134)
Related party loans			
Issuances	**154,741**	812	145,669
Repayments	**(39,204)**	(19,594)	(276,774)
Capital contributions in cash	**-**	24,471	298,238
Net cash provided by financing activities	**46,484**	138,308	87,077
Effect of exchange rate changes on cash	**(11,850)**	1,942	(20,614)
Increase (decrease) in cash and cash equivalents	**(61,073)**	(33,724)	102,126
Cash and cash equivalents at beginning of the year	**73,547**	107,271	5,145
Cash and cash equivalents at end of the year	US$ **12,474**	US$ 73,547	US$ 107,271
Supplemental disclosure of cash flow information			
Cash paid for income taxes	US$ **1,567**	US$ 192	US$ 765
Cash paid for interest	US$ **78,072**	US$ 80,219	US$ 47,418

See notes to consolidated financial statements.

(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations

a) Nature of Business

Globo Cabo S.A. and subsidiaries referred to as "Globo Cabo" or "the Company", is a publicly held corporation organized under the laws of Brazil. The Company was formed on May 30, 1994 and controls a group of cable subscription television operating companies, which has been developed since 1992. The Company is the leading cable television multiple system operator, or MSO in Brazil. Globo Cabo's shares are traded on the São Paulo and Madrid Stock Exchanges, and Globo Cabo's American Depositary Share receipts or ADS are traded at Nasdaq National Market.

The Company is controlled by Distel Holding S.A. (previously named Globo Cabo Holding S.A.), and Roma Participações S.A., which are controlled by Globo Comunicações e Participações S.A. or Globopar, the largest media and entertainment group in Brazil, owned by Marinho family, which also owns TV Globo Ltda., the largest public television broadcaster in Brazil and South America. The following table sets forth the interest in the Company's common voting capital:

	December 31,	
	2001	2000
Distel Holding S.A.	10.4%	56.7%
Roma Participações S.A.	46.3%	-
Bradesplan Participações S.A.	17.4%	14.0%
Microsoft B.V.	8.7%	8.7%
BNDES Participações S.A.	8.0%	8.0%
Teleparts Participações S.A.	-	9.2%
RBS Administração e Cobranças Ltda.	9.2%	3.4%

The Company and its subsidiaries provide cable television, high-speed Internet access and data transmission services in cities covering approximately 80% of the Brazilian Gross National Product – GNP, distributing video programming to 1,447 subscribers as of December 31, 2001 (1,504 in 2000).

The Company and its subsidiaries have made significant investments in the acquisition, construction and expansion of cable networks in the most prosperous cities in Brazil. These investments and the Company's operating losses and working capital deficits have been funded by the Company's stockholders and by loans. The main construction phase of the cable networks was substantially completed by June 1998 and the Company's principal future investments will involve upgrading the network to offer new and improved services to the subscribers.

(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations (Continued)

a) Nature of business (Continued)

The Company holds the following direct and indirect operating subsidiaries:

	Participation - %			
	31/12/2001		31/12/2000	
	Direct	Indirect	Direct	Indirect
Controlled by Globo Cabo				
Multicanal Telecomunicações S.A.	86.00	14.00	86.00	14.00
Net Belo Horizonte Ltda.	100.00	-	100.00	-
TV Vídeo Cabo de Belo Horizonte S.A.	100.00	-	100.00	-
CMA Participações S.A.	50.60	46.60	50.60	46.60
Dabny, LLC	99.99	-	99.99	-
G-MMDS Comunicações Ltda.	99.00	1.00	99.00	1.00
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasília Ltda.	100.00	-	100.00	-
Net Rio S.A.	100.00	-	100.00	-
Net Recife S.A.	99.99	-	99.99	-
Net São Paulo Ltda.	94.37	5.63	26.46	73,54
UBSP Tecnologia Ltda.	-	-	100.00	-
Cabodinâmica TV Cabo São Paulo S.A	63.00	37.00	63.00	37.00
Net Campinas S. A.	100.00	-	100.00	-
Net Indaiatuba S. A.	100.00	-	100.00	-
Net São Carlos S. A.	100.00	-	100.00	-
Net Franca S. A.	100.00	-	100.00	-
Jaguari Telecomunicações S. A.	75.00	24.00	75.00	24.00
Vicom Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	99.99	-	99.99	-
Held through Multicanal Telecomunicações S.A.				
Net São José do Rio Preto Ltda.		100.00		100.00
Net Piracicaba Ltda.		100.00		100.00
Net Ribeirão Preto S.A.		100.00		100.00
Net Bauru Ltda.		100.00		100.00
Net Goiânia S.A.		100.00		100.00
Net Anápolis Ltda.		70.00		70.00
Net Campo Grande Ltda.		99.98		99.98
Net Sorocaba Ltda.		100.00		100.00
Reyc Comércio e Participações Ltda.		100.00		100.00
Itatinga Telecomunicações Ltda.		99.99		99.99
Capanema Telecomunicações Ltda.		99.99		99.99
Multicanal BVI Ltda.		100.00		100.00
Net Santos Ltda.		-		100.00
Held through Net Sul Comunicações Ltda.				
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção da TV Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Televisão a Cabo de Novo Hamburgo Ltda.	-	100.00	-	100.00
Uruguaiana – Empresa de TV a Cabo Ltda.	-	100.00	-	100.00
Televisão a Cabo Vindima Ltda.	-	100.00	-	100.00
Net Florianópolis S.A.	-	100.00	-	100.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Americapar Participações Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
Equity Investees				
TV Cabo e Comunicações Jundiaí S.A. (Jointly controlled)	50.00	-	50.00	-
Net Brasil S.A.	20.00	-	20.00	-

Net Brasil S.A. is a programming and support services provider controlled by Distel Holding S.A.

(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations (Continued)

a) Nature of business (Continued)

The devaluation of the Brazilian real in relation to the U.S. dollar, which devalued 19% in the twelve month period ended December 31, 2001 had significant effects on the Company's financial position as the Company has substantial cash obligations denominated in U.S. dollars. The exchange losses for the twelve-month period ended December 31, 2001 reached US$ 85,480, (US$ 27,582 in 2000). The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$ 2.3204: US$ 1.00 at December 31, 2001 and R$ 1.9554: US$ 1.00 at December 31, 2000. At February 28, 2002 the exchange rate was R$ 2.3482: US$ 1.00.

b) Corporate restructuring plan – merger of stockholder Globotel Participações S.A.

As a result of certain ownership restructuring at its controlling shareholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger Globo Cabo succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$ 194,881 generated at the acquisition of its ownership in Globo Cabo and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Globo Cabo and its subsidiaries over an estimated period of up to six years.

In accordance with Brazilian Corporate Law, the Company will issue shares (pro-rata both common and preferred) up to the amount of the tax benefits realized by the Company. At the time of the issuance of the shares, the non-controlling shareholders will be given the right to purchase their pro-rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the controlling shareholders. The additional capital paid is transferred to capital upon the issuance of the shares.

c) Recent business combinations

During 2000 the Company made the following important acquisitions accounted for under the purchase method of accounting:

(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations (Continued)

c) Recent business combinations (Continued)

(i) Net Sul Comunicações Ltda.

Globo Cabo acquired Net Sul Holding S.A. which held 99.99% ownership on Net Sul Comunicações Ltda. As consideration for this strategic acquisition, the Company issued 387,121,852 preferred shares and 123,989,259 common shares having a market value at the transaction date of US$ 719,335.

The results of Net Sul Comunicações Ltda. were consolidated as from September 1, 2000. The estimated fair value of assets acquired and liabilities assumed relating to this acquisition, is summarized below:

Current assets	US$	15,671
Property and equipment		126,636
Current liabilities		(79,604)
Long term debt		(101,535)
Other liabilities		(37,482)
	US$	(76,314)

The excess of the purchase price over the estimated fair value of net assets acquired in the amount of US$ 795,649 was recorded as goodwill.

(ii) Vicom Ltda. - MDS Telecomunicações Ltda.

Globo Cabo acquired 100% of MDS Telecomunicações Ltda., which held 100% ownership on Vicom Ltda., a Brazilian telecommunications company. Globo Cabo issued 28,648,365 preferred shares having a market value at the transaction date of US$ 41,952.

(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations (Continued)

c) Recent business combinations (Continued)

(ii) Vicom Ltda - MDS Telecomunicações Ltda. (Continued)

The results of Vicom Ltda. were consolidated as from July 01, 2000. The estimated fair value of assets acquired and liabilities assumed relating to Vicom Ltda. acquisition, is summarized bellow:

Current assets	US$	3,866
Property, plant and equipment		18,316
Current liabilities		(20,850)
Loans		(5,037)
Other liabilities		(2,528)
	US$	(6,233)

The excess of the purchase price over the estimated fair value of net assets acquired in the amount of US$ 48,185 was recorded as goodwill.

(iii) Net Recife S.A.

On September 06, 2000, the Company has completed the acquisition of the remaining 7.86% ownership on Net Recife S.A. The total amount paid was US$ 1,186, which was recorded as goodwill.

(iv) Unicabo Participações e Comunicações S.A.

The Company has completed the acquisition of the remaining 50% ownership on the previously jointly controlled Company Unicabo Participações e Comunicações S.A.

Unicabo Participações e Comunicações S.A. held 100% ownership on Net Campinas S.A., Net Franca S.A., Net Indaiatuba S.A., Net São Carlos S.A., 91% on Jaguari Telecomunicações S.A. and 50% ownership on TV Cabo e Comunicações Jundiaí S.A. (Net Jundiaí). As consideration for this strategic acquisition, which strengthens presence in certain key markets, the Company issued 40,000,000 preferred shares having a market value at the transaction date of US$ 61,582.

The excess of the purchase price over the estimated fair value of net assets acquired in the amount of US$ 73,808 was recorded as goodwill.

(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations (Continued)

d) Pro-forma information

The unaudited pro-forma results of operations for the years ended December 31, 2001, 2000 and 1999, assuming consummation of the acquisitions of Net Sul Comunicações Ltda., Vicom Ltda. and Unicabo Participações e Comunicações S.A. occurred as of January 1, 2000, and as appropriate January 1, 1999, are as follows:

		2001		2000		1999
Net operating revenue	US$	493,073	US$	578,772	US$	494,899
Loss for the year		(349,473)		(290,590)		(404,240)
Basic and diluted loss per share		(0.12)		(0.10)		(0.23)

2. Basis of presentation

The consolidated financial statements of the Company, have been prepared in accordance with accounting principles generally accepted in the United States of America "US GAAP", using the U.S. dollar as reporting currency. The accounting principles adopted under "US GAAP" differ in certain respects from those required under Brazilian GAAP, used to prepare the statutory financial statements as filed with the "Comissão de Valores Mobiliários" (Brazilian Securities Commission or "CVM").

The accounts of the Company and its subsidiaries and equity investees are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards "SFAS" 52 "Foreign Currency Translation" using the *real* as functional currency as from January 1, 1998 when management concluded that Brazilian economy was no longer highly-inflationary. Under the translation criteria adopted as from January 1, 1998 assets and liabilities are translated from *reais* to U.S.dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2001 – US$ 1.00: R$ 2.3204; December 31, 2000 – US$ 1.00: R$ 1.9554) and revenues, expenses, gains and losses were translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders' equity, and in the statement of comprehensive loss for the period in accordance with the criteria established in SFAS 130 "Reporting Comprehensive Income".

Certain prior year amounts have been reclassified to conform to the current year's presentation.

(Expressed in thousands of United States dollars, unless otherwise stated)

3. Significant accounting policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Globo Cabo and those of wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's 20 and 50 percent-owned investees, Net Brasil S.A. and Net Jundiaí S.A. respectively, are accounted for by the equity method.

b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from estimates.

c) Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board – FASB issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 31, 2001. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but will be subject to annual impairment tests in accordance with the Statements. This impairment test uses a fair market value approach of the business with which the goodwill is associated, rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of". The amortization of goodwill and other indefinite life assets included in our investments will no longer be recorded upon adoption of the new rules. The amount of goodwill amortization included in the results of operations for the twelve month period ended December 31, 2001 is US$ 63,726.

(Expressed in thousands of United States dollars, unless otherwise stated)

3. Significant accounting policies (Continued)

c) Recent accounting pronouncements (Continued)

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company will complete the first of the required impairment tests of goodwill and indefinite lived intangible assets by no later than June 30, 2002 and has not yet determined what the effect, if any, will be on the earnings and financial position of the Company. The Company is in the process of quantifying the impact of adopting the provisions of SFAS 142 and has not yet determined what will be the effect on its statement of operations and financial position.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective for fiscal years starting after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company plans to adopt this statement on January 1, 2003, but has not yet determined what effect, if any, SFAS No. 143 will have on its earnings and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. This standard supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for long-lived to be disposed of. SFAS No. 144 provides guidance on differentiating between assets held and used and assets to be disposed of. Assets to be disposed of would be classified as held for sale (and depreciation would cease) when management, having the authority to approve the action, commits to a plan to sell the asset(s) meeting all required criteria. The Company plans to adopt this statement on January 1, 2002.

d) Revenue recognition

Revenue includes subscription service and connection fees. Subscriber revenues are recorded in the month the service is provided. The portion of sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over ten years, which represents the estimated average period that subscribers are expected to remain connected to the system.

(Expressed in thousands of United States dollars, unless otherwise stated)

3. Significant accounting policies (Continued)

e) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and was US$ 17,688, US$ 7,854 and US$ 2,486 for the years ended December 31, 2001, 2000 and 1999, respectively, which are reflected in the consolidated statement of operations under "Selling, general and administrative expenses".

f) Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

g) Recoverability of long-lived assets to be held and used in the business

In view of the recent construction of the Company's cable network and the modern technology employed, management estimates that there is no impairment of assets.

h) Investments and goodwill

Equity investments in which the Company has ownership interests between 20% and 50%, and does not exercise control, are accounted for on the equity method. Investments acquired from the Company's controlling stockholders are recorded at the controlling stockholders' carryover book basis. Goodwill on investments acquired from third parties, including goodwill in consolidated subsidiaries, attributed to future profitability from the potential subscribers in the operating area, is amortized over fifteen years. The carrying value of goodwill is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value will not be recovered from the undiscounted future cash flows of the Company, an impairment loss would be recognized for the amount that the assets carrying value exceeds its fair value. Management believes that no material impairment of intangible assets existed at December 31, 2001, as measured by undiscounted cash flow.

3. Significant accounting policies (Continued)

i) Property and equipment

Property and equipment are stated on the basis of cost, less accumulated depreciation. Cable plant include amounts capitalized for direct labor and overheads and financial expenses attributed to the construction of the network during the prematurity phase. Cable plant costs also include hook-up costs and installations at subscribers' residences. Materials to be used for the construction of the cable plant are recorded under property and equipment. Expenses for repairs and maintenance of networks, not considered to extend the useful life of the underlying asset, are charged to operations as incurred.

Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 8 years; Optic fiber – 10 years; Buildings - 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment - 5 to 10 years; Vehicles and Data processing equipment - 5 years.

In the light of the technology changes positively affecting cable companies by allowing them to provide extended value added services to its subscribers, the Company and its subsidiaries performed a study of the estimated useful lives of specified items of its cable transmission plant. Company management, based on this, revised effective January 1, 2000 the estimated useful life of the cable network and optic fiber from 5 to 8 and 10 years, respectively.

The impact of this change in estimate on the consolidated financial statements for the twelve months period ended December 31, 2000 was a decrease on depreciation charges of approximately US$ 57,000.

j) Current and long-term liabilities

Accounts payable are stated at the amounts at which they would be settled at each balance sheet date, including charges accrued in accordance with contractual conditions.

k) Income taxes

Income taxes have been provided for in accordance with the liability method. Valuation allowances are established to reduce deferred tax assets while the companies are accumulating losses and realization is not yet assured.

(Expressed in thousands of United States dollars, unless otherwise stated)

3. Significant accounting policies (Continued)

l) Per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and preferred stock is considered to be a common stock equivalent in sharing losses. Per share calculations reflect the weighted average number of shares outstanding during the year, retroactive effect being given for all periods presented for share conversions, splits and reverse splits.

m) Deferred financing costs

Deferred financing costs, primarily legal fees and bank facility fees, incurred to negotiate and secure bank loans are amortized on a straight-line basis over the life of the applicable loan.

n) Comprehensive loss

Comprehensive loss is recorded in accordance with SFAS 130 ("Reporting Comprehensive Income") and presented in the statement of changes in stockholders' equity. In our case, comprehensive loss comprises the translation adjustments included in the "CTA" component of stockholders' equity.

4. Cash and cash equivalents

Cash and cash equivalents at December 31, 2001 include US$ 27 (US$ 57,500 in 2000) invested in highly liquid securities in the Brazilian financial markets, principally in first tier bank certificates of deposits, short-term government bonds and other money-market securities, with initial maturities of 30 days, with daily liquidity thereafter. The funds are invested in securities denominated in Brazilian reais (R$) and, accordingly, the Company is exposed to the risk of devaluation of the Brazilian real against the U.S. dollar, as well as the credit risk on the underlying securities.

5. Income tax recoverable

		2001		2000
Withholding income taxes	US$	10,922	US$	16,732
Current portion		(10,123)		(10,843)
Long-term portion	US$	799	US$	5,889

Income tax recoverable represents income tax withheld upon redemption of certain investments and is available to be utilized against other similar income taxes payable. The Company and its operating subsidiaries are using these credits to offset payroll income tax withheld from employees.

(Expressed in thousands of United States dollars, unless otherwise stated)

6. Investments and advances to equity investees

The carrying value of Company principal investments and advances to investees consists of the following:

	Ownership interest	December, 31			
	2001		**2001**		**2000**
TV Cabo e Comunicações Jundiaí S.A.					
Equity interest	50%	US$	2,768	US$	3,180
Goodwill on acquisition			47		56
Accumulated amortization			(13)		(9)
Advances, net allowance of US$ 439 (2000 at US$ 204)			441		(203)
		US$	3,243	US$	3,024
Net Brasil S.A.					
Advances, net allowance of (2000 US$ 838)	20%		(45)		691
		US$	(45)	US$	691
		US$	3,198	US$	3,715

The Company makes advances to equity investees under stockholders' agreements whereby the Company is committed to finance its share of the development of the investee's operations. Periodically these advances may be capitalized. Allowances are made against those advances when necessary to provide for the Company's share of the losses of such investees that exceed their paid-in capital.

Globo Cabo's share of the results of equity investees and the expense resulting from allowances against advances to and amortization of goodwill in such investees, are recorded in "Equity in loss of investees" in the consolidated statement of operations, as follows:

	Years ended December 31,					
	2001		**2000**		**1999**	
Company's equity in earnings (losses) of Investees (using ownership interest percentages)	US$	(39)	US$	1,581	US$	(10,799)
(Allowances)/reversals for losses that exceed the paid-in capital of investees		8		(1,981)		(9,741)
Amortization of goodwill		(5)		(324)		(199)
	US$	(36)	US$	(724)	US$	(20,739)

(Expressed in thousands of United States dollars, unless otherwise stated)

7. Goodwill on acquisition of consolidated subsidiaries

Goodwill on acquisition of consolidated subsidiaries, representing the excess of the purchase price over the underlying net assets of the consolidated subsidiaries, was attributed as follows:

	December 31,			
	2001		2000	
Net Sul Comunicações Ltda.	US$	**577,965**	US$	711,053
Net Campinas S.A.		**72,453**		85,978
Net São Paulo Ltda.		**52,463**		62,256
Multicanal and its subsidiaries		**49,252**		52,358
Net Belo Horizonte Ltda.		**35,576**		42,217
Net Rio S.A.		**32,356**		38,396
Vicom Ltda		**32,239**		38,257
Net Brasília Ltda.		**13,112**		15,559
Net São Carlos S.A.		**7,528**		8,934
Net Recife S.A.		**1,879**		2,230
Net Franca S.A		**1,018**		1,208
Net Indaiatuba S.A.		**175**		208
Others		**367**		113
	US$	**876,383**	US$	1,058,767
Accumulated amortization		**(173,090)**		(127,664)
	US$	**703,293**	US$	931,103

8. Property and equipment

Property and equipment consists of the following:

	2001						2000	
	Cost		Accumulated Depreciation		Net book Value		Net book Value	
Cable network	US$	996,590	US$	(561,277)	US$	**435,313**	US$	550,622
Data processing equipment		86,695		(35,596)		**51,099**		9,598
Buildings and improvements		12,558		(7,933)		**4,625**		7,155
Fixtures, fittings and installations		12,477		(4,622)		**7,855**		8,027
Vehicles		3,160		(1,817)		**1,343**		2,129
Other		62,495		(42,119)		**20,376**		44,483
	US$	1,173,975	US$	(653,364)	US$	**520,611**	US$	622,014
Cable construction materials		69,403		-		**69,403**		97,593
Land		1,327		-		**1,327**		1,194
	US$	1,244,705	US$	(653,364)	US$	**591,341**	US$	720,801

Total accumulated fixed costs and financial expenses capitalized in the cable network, net of amortization, amount to US$ 16,905 at December 31, 2001 (US$21,152 at December 31, 2000).

(Expressed in thousands of United States dollars, unless otherwise stated)

9. Related party transactions

The Company engages in financial and commercial transactions with its investees, with its stockholders and with companies related to stockholders.

	December 31,							
	2001				2000			
	Assets		Liabilities		Assets		Liabilities	
Long-term								
Related companies:								
Other	US$	288	US$	-	US$	134	US$	-
Stockholder:								
Loans		-		695		-		258
RBS Administração		-		-		-		-
e Cobrança Ltda.		-		7,704		-		8,159
	US$	288	US$	8,399	US$	134	US$	8,417
Advances for future capital								
Distel Holding S.A.	US$	-	US$	131,154	US$	-	US$	-

Interest earned on related party receivables was US$ 78, US$809 and US$318 for the years ended December 31, 2001, 2000 and 1999, respectively, and interest expense on related party payables was US$ 12,548, US$578 and US$3,368 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company obtains programming from Net Brasil S.A., pursuant to a distribution agreement. The amounts paid by the Company to Net Brasil S.A. and Globosat Comunicação Ltda., including trademark fees, during the years ended December 31, 2001, 2000 and 1999 were approximately US$152,929, US$146,750 and US$ 102,897, respectively. The Company's program guide is produced by Editora Globo S.A., a publishing company related to Globo Cabo Participações S.A. During the years ended December 31, 2001, 2000 and 1999 the Company paid to Editora Globo S.A. approximately US$ 7,661, US$4,357and US$ 7,928 respectively, for the publication of this program guide. Liabilities to Net Brasil S.A. and Editora Globo S.A. are considered normal trading transactions and are classified under "Accounts payable to programmers" under current liabilities.

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participações S.A. All such transactions are made at normal market conditions. Quotations are obtained from other financial institutions on equal conditions.

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt

a) Short-term debt

	December 31,			
	2001		2000	
US dollar denominated debt:				
Working capital from commercial banks	US$	94,339	US$	122,236

Certain subsidiaries have entered into dollar – denominated trade financing loans with local financial institutions of the US$94,339 million loans, US$49.0 million of which matures within 90 days of December 31, 2001, US$24.7 million matures within 91 to 180 days of December 31, 2001 and US$20.6 million matures within 181 to 360 days of December 31, 2001.

Of the US$122,236 short-term U.S. dollar denominated debt from financial institutions at December 31, 2000, US$53,100 fell due within 90 days, US$14,800 from 91 to 181 days and US$54,335 from 183 to 366 days.

These loans are guaranteed by Globo Cabo, Multicanal Telecomunicações S.A. or a combination thereof Average nominal interest rates on the U.S. dollar denominated debt were approximately 9.10% at December 31, 2001 and 11.58% at December 31, 2000.

(Expressed in thousands of United States dollars, unless otherwise stated)

10. **Debt** (Continued)

b) Long-term debt

		December 31, 2001		December 31, 2000
Globo Cabo U.S. dollar Senior Guaranteed Notes, due in 2004 with interest due semi-annually at an annual rate of 12.62% including related taxes	**US$**	**97,692**	US$	185,000
Net Sul U.S. dollar Floating Rate Notes, due in 2002 (US$ 32,000) 2003 (US$ 48,000) with interest due semi-annually at an annual rate of Libor plus 2.87% to 3.5% including related taxes		**80,000**		80,000
U.S. dollar facilities from the International Finance Corporation – IFC, due in semi-annual installments from 2000 to 2004 with annual interest between 2.75% to 3% over LIBOR		**47,011**		82,338
Jonquil Ventures Ltd. Zero Coupon Guaranted Notes due July 2002, with interest at an annual of 10.5% due at the final maturity of the principal on July 15, 2002		**45,711**		-
Brazilian reais facilities from the BNDES due in monthly Installments from 1998 to 2003 with annual Interest between 3.5% to 4.3% over the Indexation at the TJLP index		**29,811**		71,432
Proceeds from sale of future receivables to Cable S.A.		**38,786**		-
U.S. dollar denominated bank borrowings for trade financing due in installments from 2000 to 2002 with annual interest between 8.4% and 13.6%		**4,969**		18,352
Brazilian reais denominated Debentures due in 2001 with interest due annually at an annual rate of 103% of the Brazilian Interbank Deposit - CDI rate		-		7,671
Brazilian reais denominated Convertible Debentures, Due in 2006 with interest due annually at an annual interest rate of 12% over the indexation at the IGP-M domestic index		**155,405**		178,213
Brazilian reais denominated non – convertible Debentures due in 2003 with interest due semi-annualy at the Brazilian Interbank Deposit – CDI rate plus 1.05% per year		**84,098**		-
Other		**14,670**		31,046
Sub Total	**US$**	**598,153**	US$	654,052
Less current portion		**(185,098)**		(86,358)
Long-term debt	**US$**	**413,055**	US$	567,694

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt (Continued)

b) Long-term debt (Continued)

In December 31, 2001 and 2000, the Libor – London Interbank Offered Rate were 2.44% and 6% respectively per annum.

In December 31, 2001 and 2000, the TJLP – *"Taxa de Juros de Longo Prazo"*, a long-term interest rate reset quarterly by the Brazilian Central Bank were 9.50% and 9.25%, respectively per annum.

During 2001 and 2000, the IGP-M – General Price Index as calculated by the Fundação Getúlio Vargas were 10.84% and 11.24% respectively.

At December 31, 2001, the debt maturities were as follows:

	December 31, 2001	
2002	**US$**	**185,098**
2003		**152,696**
2004		**151,019**
2005		**47,163**
2006		**62,177**
Long-term debt	**US$**	**598,153**

(i) Senior Guaranteed Notes

On June 18, 1996, the Company issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the "Notes") due June 18, 2004. Interest on the Notes is payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Notes are senior unsecured obligations of Globo Cabo and have priority equal to all existing and future senior unsecured indebtedness. The Notes are unconditionally guaranteed, on a joint and several basis, by each of Globo Cabo's subsidiaries, except for Anápolis, Net Rio S.A., Net Brasília S.A., Net Recife S.A., Net Sul Comunicações Ltda., Vicom Ltda. and subsidiaries of Unicabo Participações e Comunicações S.A. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt (Continued)

b) Long-term debt (Continued)

(i) Senior Guaranteed Notes (Continued)

The Notes are redeemable at Globo Cabo's option, in whole but not in part at 100% of the principal amount plus accrued interest in the event of certain changes affecting the withholding tax treatment of the Notes. Each holder of the Notes was entitled to require that Globo Cabo redeem the Notes at a redemption price of 101% of the principal amount on June 18, 2001, together with accrued interest to date.

On March 20, 2001, the Company announced a waiver solicitation to the holders of the Notes, offering a waiver payment of US$ 7 per US$ 1,000 of principal amount held to each holder that would agree not to exercise its redemption right on June 18, 2001. Holders of Notes representing the principal amount of US$ 71,882 accepted the waiver payment, thereby agreeing to hold their notes until maturity.

In addition, holders representing the principal amount of US$ 25,810 did not accept the offer of a waiver payment, but nonetheless did not exercise their right on June 18, 2001. Accordingly, Senior Guaranteed Notes in the principal amount of US$ 97,692 will be held to maturity. The cost of the waiver payment amounted to US$ 503 and is being amortized to the period from the payment date to June 18, 2004. Senior Guaranteed Notes representing the principal amount of US$ 87,300 were redeemed on June 18, 2001. The Company's wholly owned subsidiary Jonquil Ventures Ltd acquired and intends to hold to final maturity Senior Guaranteed Notes representing the principal amount of US$ 44,000 with the proceeds of a sale in the European market of US$ 52,000 aggregate principal amount of "Zero-coupon Guaranteed Notes" due July 2002.

The amount payable at the final maturity on June 18, 2004 includes a premium equal to 5% of the principal amount, which is being accrued by the Company.

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt (Continued)

b) Long-term debt (Continued)

(i) Senior Guaranteed Notes (Continued)

Payments in respect of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004, then the Company will be required to pay withholding taxes retroactively on interest, fees and commissions paid in connection with the Notes from the date of issuance. Globo Cabo and its subsidiary guarantors have agreed to pay such additional amounts, should a redemption be made prior to the above date, so that the holders of the Notes receive such amounts as would have been received by them had no such withholding or deduction been required. The Company paid withholding income taxes in the amount of US$ 5,168 related to the Notes redeemed on June 18, 2001. The Company reversed part of the accrual for withholding income taxes related to the Notes that will be held to final maturity and maintained the amount of US$ 5,008 related to the Notes acquired by its subsidiary Jonquil Ventures Ltd., which is subject to further refinancing to final maturity on June 18, 2004.

(ii) Net Sul Floating Rate Notes

On October 31, 1997 Net Sul Comunicações Ltda. issued US$ 80,000 in Floating Rate Notes, the US$ 48,000 Series A Floating Rate Notes due 2005 (the "Series A Notes"), the US$ 11,000 Series B Floating Rate Notes due 2005 (the "Series B Notes") and the US$ 21,000 Series C Floating Rate Notes due 2005 (the "Series C Notes"), together the "Floating Rate Notes". Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each of the year commencing on January 31, 1998. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by each Net Sul subsidiary guarantors.

The Floating Rate Notes were originally redeemable in whole at their principal amount, together with interest accrued to the date fixed for redemption but not paid, on any Interest Payment Date without penalty and on any date other than an Interest Payment Date subject to LIBOR breakage costs, subject to the giving of 60 days' prior notice.

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt (Continued)

b) Long-term debt (Continued)

(ii) Net Sul Floating Rate Notes (Continued)

Each holder of a Series A Floating Rate Notes had the option to require the redemption of such Series on the third anniversary of the Issue Date and each anniversary thereafter, each holder of a Series B Floating Rate Notes had the option to require the redemption of such Series on the fourth anniversary of the Issue Date and each anniversary thereafter, and each holder of a Series C Floating Rate Notes had the option to require the redemption of such Series on the fifth anniversary of the Issue Date and each anniversary thereafter, in each case subject to the giving of 60' days prior notice, at the principal amount and together with interest accrued to the date fixed for redemption but not paid.

Due to acquisition of Net Sul Comunicações Ltda., Globo Cabo assumed and renegotiated the Floating Rate Notes in the amount of US$ 80,000. The Company renegotiated certain conditions of the Floating Rate Notes, including the first prepayment option due on October 28, 2000. The new call options are US$ 32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005. All other features of the Floating Rate Notes were maintained.

The Floating Rate Notes Supplemental Indenture requires Globo Cabo to observe certain covenants, including the maintenance of the following ratios, to be calculated on a semiannual basis for preceding four quarters, giving pro forma effect to the consolidation of Net Sul.

The Indenture also contains certain additional principal covenants, such as limitation on restricted payments, limitation on liens securing certain indebtedness, maintaining business of the Company, restrictions on transfers of existing business, limitation on dividends and other payment restrictions affecting restricted subsidiaries, limitation on transactions with affiliates, change of control, disposition of proceeds of asset sales, limitation on additional guarantees by restricted subsidiaries, among others.

(iii) International Finance Corporation (IFC)

In October 1995, certain subsidiaries of the Company borrowed as Assignees of Distel Holding, an aggregate principal amount of US$ 90,700 pursuant to the Agreement (IFC Facility) dated March 30, 1995, between Distel Holding S.A. and the International Finance Corporation (IFC).

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt (Continued)

b) Long-term debt (Continued)

(iii) International Finance Corporation (IFC) (Continued)

Under the IFC Facility, IFC provides loans to Distel Holding S.A for the purpose of financing Distel Holding's subsidiaries and related parties involved in pay television operations throughout Brazil and in the construction of their subscription television systems (the Project). Notwithstanding the assignments of the loan, Distel Holding S.A. remains liable for all of its obligations under the IFC Facility and is jointly and severally liable with the Assignees to IFC; IFC may enforce all obligations directly against the relevant Assignee as well as against Distel Holding S.A..

The IFC Facility consists of (i) an A Loan facility of US$ 35,000 (the A Loan) and (ii) a B Loan facility of up to US$ 118,000 to be syndicated on a best efforts basis (the B Loan). Subject to the terms and conditions of the IFC Facility, IFC, upon request, makes disbursements to the accounts of the Assignees in an amount not less than US$ 10,000 under either the A Loan or B Loan. Each disbursement bears interest at a variable interest rate equal to 3% per annum over the six-month U.S. dollar LIBOR in the case of the A Loan and 2.75% per annum over the six-month U.S. dollars LIBOR in the case of the B Loan. Certain commitment fees, front-end and other fees are also required to be paid in connection with the loans. Under the IFC Facility, the A and B Loans are to be repaid in twelve semi-annual installments beginning on April 15, 1999, and ending on October 15, 2004. The A and B Loans may be prepaid on any interest payment date in whole or in part.

Under the IFC Facility, Distel Holding S.A and each Assignee of loans are required to observe certain covenants. Among other restrictions, the IFC Facility places certain limitations with respect to the maintenance of controlling interests in certain subsidiaries and of minimum interests in other companies (including not less than 20% of the voting and total outstanding shares of Multicanal Telecomunicações S.A.), the payment of dividends, the repurchase of stock, incurring additional indebtedness or guarantees, making expenditures for fixed or non-current assets other than those required to carry out the Project, the creation of liens, transactions with affiliates, undertaking any merger, consolidation or reorganization, prepaying or repurchasing long-term debt and entering into agreements for the lease of equipment, disposing of significant assets, and exceeding certain indebtedness limits or not complying with certain specific financial ratios.

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt (Continued)

b) Long-term debt (Continued)

(iii) International Finance Corporation (IFC) (Continued)

The IFC Facility also contains customary events of default in the event of which IFC may require Distel Holding S.A. to repay the loan in whole or in part. The issue by the Company of the US$ 185,000 Senior Guaranteed Notes required, pursuant to the terms of the IFC Facility, a waiver from the IFC or an amendment to the IFC Facility. The Company and Distel Holding S.A. obtained such an amendment to the IFC Facility.

Any loans granted under the IFC Facility are guaranteed by Globopar and members of the Roberto Marinho family, the principal stockholder of Globopar. As a guarantee to the loans, Globopar pledged 51% of its 93.5% interest in Distel Holding S.A. to IFC. Under the terms of the Globopar Guarantee Share Retention Agreement, dated as of March 30, 1995, between IFC, Distel Holding S.A. and Globopar, Globo Cabo has entered into guarantee agreements in favor of Globopar, and at December 31, 1998 had pledged a total of 6,806,344,107 shares of Multicanal Telecomunicações S.A., representing 4.8% of Multicanal Telecomunicações S.A. total outstanding shares, in guarantee of loans of US$ 15,000 to the Company. The number of shares needed to be provided by Globopar under the pledges is based on the number of subscribers held by the company whose shares are being pledged and is periodically adjusted, to reflect changes in the value of the shares and the size of the subscriber base. Every six months, the current number of subscribers of the Assignee are remeasured and the number of pledged shares covered by such guarantee adjusted accordingly.

Under the terms of the Globopar Guarantee Agreements, in the event that any of the Assignees default in the repayment of the loans (including following an acceleration of the Loans as a result of a default arising from a Distel Holding action or omission), Globopar has the right to foreclose the relevant shares pledged under the corresponding guarantee agreement.

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt (Continued)

b) Long-term debt (Continued)

(iii) International Finance Corporation (IFC) (Continued)

Additionally, US$20,950, relates the assignment of the IFC loans part of credits negotiated by Distel Holding S.A. to Net Sul Comunicações Ltda. These loans have a final due date in October 2004 with disbursements each six months. The loan bears interest at a variable interest rate equal to Libor plus 2% to 3% per annum.

The Company and its controlling shareholders Distel and Globopar have agreed with the IFC a series of amendments to the covenants contained in the IFC facility, in order to conform them to the terms of its other US dollars denominated indebtedness. The Company is in compliance with the amendatory letter dated October, 31, 2001 agreed, accepted and signed by the Company, Distel Holding S.A. and IFC.

iv) Zero Coupon Guaranteed Notes

On June 15, 2001, our subsidiary Jonquil Ventures Ltd. sold in the European Market, US$52.0 million aggregate principal amount at maturity of zero-coupon notes due July 15, 2002. The zero-coupon notes are guaranteed by the Company.

v) BNDES Loan Agreements

During 1997 and 1998 certain of Globo Cabo's subsidiaries obtained loan facilities pursuant to loan agreements with the BNDES (National Economic and Social Development Bank), to be used for expansion and upgrading of their cable networks. The BNDES facilities bear interest at the TJLP plus spreads varying from 3.5% to 4.3% per annum. The TJLP, BNDES's long-term lending rate is an annual rate, reset quarterly, based on BNDES's funding cost comprising a basket of currencies.

10. Debt (Continued)

b) Long-term debt (Continued)

v) BNDES Loan Agreements (Continued)

The Extraordinary Shareholders Meeting held on October 08,1999, authorized the consolidation of BNDES loan facilities into a single facility with Globo Cabo. As part of BNDES debt consolidation process, the guarantees and securities pledged were renegotiated. The loan is now guaranteed by Distel Holding S.A., which has pledged 371,948,023 common shares of Globo Cabo in favor of BNDES.

vi) Cable S.A.

On June 11, 2001 the Company and its subsidiaries Net São Paulo Ltda. and Net Rio S.A. entered into financial transactions with a specific limited purpose company named Cable S.A. The proceeds from these transactions amount to US$ 52,063 and will be settled by means of exchanging future accounts receivable from subscribers over a 15-month period with a grace period of 3 months. The interests and other financial charges are being expensed based on the actual costs over the15-month period. The notes are secured by the pledge of future receivables from subscribers. The agreement with Cable S.A. include certain Covenants related to the performance of the Cable TV services, under which Globo Cabo and its subsidiaries may be required to replace the subscriber credits not appropriately supported by a subscription service agreement or, in case the credits cease to exist, due to of termination of the service agreement with the subscriber or in case the credits are found not to be in accordance with the selection criteria as established by the agreement. Additionally certain other events associated with Globo Cabo and its subsidiaries performance such as, increase of the churn-rate above 25% for two consecutive quarters, increase of the level of payment default by the subscribers and bad debt expenses greater than 5% of the subscription revenues may require Globo Cabo to transfer additional subscriber credits to Cable S.A. Globo Cabo and its subsidiaries also agreed to provide to Cable S.A. timely information about the collection performance and overall quality of its accounts receivable and subscriber basis.

(Expressed in thousands of United States dollars, unless otherwise stated)

10. Debt (Continued)

vii) Non-convertible debentures due December 3, 2003

On February 07, 2001, the Company issued real – denominated debentures in an aggregate principal amount of R$ 200,000 (equivalent to US$ 98,039 on that date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 thousand each (equivalent to US$ 4.9 on that date). The costs of the issuance and distribution of the debentures amounting to US$ 1,196 were deferred and will be expensed up to December, 2003. These debentures mature on December 1, 2003.

As a result of negotiations, in April 2001 to eliminate the floating assets pledge that previously had applied to these debentures, interest is due at CDI plus 1.05% per annum.

viii) Convertible debentures due December 1, 2006

From November 1999 through January 2000, the Company issued 3,500 Real – denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 0.05174 on that date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,059 on that date), convertible into preferred shares maturing in December 2006.

During the twelve-month period ended December 31, 2001, 230 debentures were converted into preferred shares corresponding to 6.57% of the total. Total debentures converted to date are 606, corresponding to 17,31% of total. On December 2000, 376 debentures corresponding to 10,74% of the total were converted into preferred shares. As result of negotiations in April 2001 to eliminate the floating assets pledge that previously had applied to these debentures, the Company agreed to pay an additional R$ 1,200 in respect of each debenture at maturity.

The convertible debentures bear interest, payable annually, at 12% over the IGP-M rate. The IGP-M rate is a Brazilian inflation index calculated on a monthly basis by reference to price increases in a variety of goods and services nationwide. The Company is required to redeem those debentures not converted in accordance with the following schedule: 30% at December 1, 2004, 30% at December 1, 2005 and 40% at December 2006.

(Expressed in thousands of United States dollars, unless otherwise stated)

11. Advances for future capital

Capital advances represent funds advanced by Distel Holding S.A. that subject to certain conditions may be converted into common and preferred shares. Distel Holding S.A. has indicated that advances will be converted into capital.

12. Minority interests

Minority interest at December 31, 2001 and 2000 represent the 40% interest of outside stockholders in TV Cabo Criciuma Ltda., an entity controlled by Net Sul Comunicações Ltda. At December 31, 2001 and 2000 outside stockholders have a 2.8% minority interest in CMA Participações S.A., a subsidiary presenting accumulated deficits which are fully provided by Globo Cabo S.A.

13. Stockholder's equity

Globo Cabo's authorized capital stock at December 31, 2001 consisted of 1,800,000,000 shares of preferred stock and 1,500,000,000 shares of common stock, with no par value. At December 31, 2001, 1,599,361,417 preferred shares and 1,211,891,443 common shares had been issued and fully paid-up, and an additional 17,000,000 preferred shares issued under the Employee Stock Purchase Plan had only been partly paid. Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitle to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At December 31, 2001, the Company's local currency financial statements presented an accumulated losses of US$ 843,290 (December 31, 2000 - US$ 642,772).

The relations between Globo Cabo's common stockholders are governed by an agreement dated November 16, 1999 which requires stockholders wishing to withdraw or transfer their common shares to offer them first to the other common stockholder and requires Distel Holding S.A. and one more stockholder approval from the Board of Directors, before being submitted for the approval of the Stockholders' General Meeting, for (i) issuance of new common shares in connection with a public or private offering, (ii) issuance of any debt security convertible into common shares and (iii) changes in, or rescissions to, concession contracts relating to Globo Cabo's operating subsidiaries as well as the transfer of the control of these subsidiaries to third parties. Under the agreement, the stockholders Bradesplan Participações S.A., Microsoft B.V. and BNDES Participações S.A., have each the right to appoint one member of the Board of Directors.

(Expressed in thousands of United States dollars, unless otherwise stated)

13. Stockholder's equity (Continued)

Under Brazilian Corporation Law, the Company and its subsidiaries are required to appropriate 5% of their annual local currency earnings, after absorbing accumulated losses, to a legal reserve, which will be restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed it as dividends.

Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder's capital is registered as foreign capital with the Brazilian Central Bank. No withholding tax is payable on dividends paid out of profits earned as from January 1, 1996.

During the twelve-month period ended December 31, 2001 the Company issued 19,823,010 new preferred shares due to the option exercised of convertible debentures as mentioned in note 10.

During the twelve-month period ended December 31, 2000, the Company issued 32,406,312 new preferred shares due to the option exercised of the convertible debentures as mentioned in note 10.

On May 31, 2000, the stockholders approved an acquisition of the remaining 50% ownership on the previously jointly controlled Company Unicabo Participações e Comunicações Ltda. The Company issued 40,000,000 preferred shares having a market value of US$ 61,582 at that date to José Bonifácio Coutinho Nogueira.

On July 17, 2000, the Company issued 28,648,365 new preferred shares having a market value of US$ 41,952 at that date to União Comércio e Participações Ltda. (9.549.455 shares), Globo Comunicações e Participações S.A. (9.549.455 shares), Victory Telecomunicações S.A. (9.549.455 shares).

On September 18, 2000 the Company issued 123,989,259 new common shares and 387,121,852 preferred shares, having a market value of US$ 719,335 at that date to Caboparbs Participações S.A., an affiliate of RBS Group.

All those transactions represent a non-cash swap investment of Unicabo Participações e Comunicações Ltda., Vicom Ltda. and Net Sul Comunicações Ltda. as disclosed in Note 1.

(Expressed in thousands of United States dollars, unless otherwise stated)

14. Employee stock purchase plan

On April 17, 1997, the Company's stockholders approved a Stock Purchase Plan to be offered to selected officers and other employees of Globo Cabo and its subsidiaries, with the object of encouraging them to participate in the Company's development and in enhancing its stockholder value.

On June 11, 1997, in connection with the aforementioned stock purchase plan, the Company's stockholders approved the issue of 17,000,000 preferred shares totally subscribed by the officers and employees who exercised the option to purchase Globo Cabo's shares at a price equivalent to US$ 0.80, with an initial payment which, in aggregate, amounted to 10,4% of the total price paid up in July 1997. The balance of the subscription price payable by the officers and employees is adjusted for inflation and accrues interest at 6% a year, with minimum repayment requirements out of the proceeds of annual bonuses and dividends distributed on the shares. Sales of the shares acquired under the Plan are subject to restrictions; the shares must always be offered preferentially to the Company which has the right to acquire them at a price which, during the first 60 months, is determined in whole or in part – depending on the period of time elapsed – on the basis of the purchase price rather than the market value of the shares.

The difference between the price subscribed by the officers and employees and the traded market price of the shares on July 11, 1997 (equivalent to US$ 1.15) was recorded, in accordance with SFAS 123 "Accounting for Stock-Based Compensation", as a deferred compensation cost of US$ 5,950, and is being amortized, as selling, general and administrative expenses, ratably up to June 2002, the date on which the subscribers receive unconditional rights to sell all their shares at market value and are required to pay any unpaid balance on the purchase.

The capital increase totaled US$ 19,550, based on the traded market price of the shares, and the amounts not yet paid by the officers and employees (US$ 12,186), together with the unamortized compensation cost (US$ 591), are presented as unpaid capital in stockholders' equity.

(Expressed in thousands of United States dollars, unless otherwise stated)

15. Income Taxes

Under Brazilian Tax Law, the Company and its subsidiaries are required to file individual tax returns. Taxes are paid monthly based on the actual or estimated monthly or quarterly taxable income. Monthly taxes paid are recorded as a prepaid asset together with a provision for income taxes. Prepaid taxes and income tax payable are presented net in the accompanying consolidated balance sheet. Income taxes in Brazil include Federal income tax and social contribution (which is an additional Federal income tax).

The statutory rates applicable in each period were as follows (in percentages):

	2001	**2000**	**1999**
Federal income tax	**25%**	25%	25%
Social contribution	**8%**	9%	12%
Composite Federal income tax	**33%**	34%	37%

Due to legislation changes, the 1999 social contribution tax rate has increased from 8% to 12%, decreased from 12% to 9% in 2000 and 2001 going back to 8% as from 2003.

The amount reported as income tax benefit (expense) in the accompanying consolidated statements of operations is reconciled to the statutory rate as follows:

	Years ended December 31,					
		2001		**2000**		**1999**
Loss before income tax, equity in results of investees and minority interests in Losses of consolidated subsidiaries	**US$**	(348,033)	US$	(215,234)	US$	(302,843)
Statutory composite tax rates		33%		34%		37%
Tax benefit, at statutory rates	**US$**	114,851	US$	73,180	US$	112,052
Adjustments to derive effective rate:						
Change in statutory composite tax rates From 34% in 2000 to 33% in 2001 (From 37% in 1999 to 34% in 2000)		(3,480)		(6,456)		-
Timming difference and accounting Principles differences from BRGAAP to USGAAP		4,542		95,835		-
Non deductible goodwill amortization		(10,278)		(3,954)		-
Income tax on permanent differences		(3,521)		(72,509)		(89,846)
Changes in valuation allowance	**US$**	(103,499)	US$	(92,596)	US$	(23,650)
Income tax benefit (expense), per Consolidated statement of operations	**US$**	(1,385)	US$	(6,500)	US$	(1,444)
Current income tax		(916)		(1,454)		(988)
Deferred income tax		(469)		(5,046)		(456)
Income tax benefit (expense)	**US$**	(1,385)	US$	(6,500)	US$	(1,444)

(Expressed in thousands of United States dollars, unless otherwise stated)

15. **Income Tax** (Continued)

The net deferred tax asset is comprised as follows:

	December 31,			
	2001		**2000**	
Deferred tax assets related to:				
Tax loss carryforwards	**US$**	**259,694**	US$	211,809
Differences between Brazilian tax basis and US GAAP – accounting principles related to				
- deferred hook-up revenue, deferred prematurity charges and financial leasing		**19,734**		22,165
- differences in depreciation rates, capitalized financial expenses and other itens affecting property and equipment		**(14,714)**		(22,427)
- other diferences between tax basis and reporting basis of assets and liabilities, resulting from change in funcional currency		**3,269**		13,576
Accrued expenses – not currently deductible		**23,738**		15,621
		291,721		240,744
Valuation allowance		**(286,627)**		(233,779)
Net deferred tax asset	**US$**	**5,094**	US$	6,965
Current		**-**		515
Non-current portion	**US$**	**5,094**	US$	6,450

Part of the valuation allowance related to the tax loss carryforwards and temporary differences was reversed in the case of those operating companies which began to report taxable income. However, Globo Cabo principal operating subsidiaries continue to record tax losses and, accordingly, valuation allowances continue to be recorded for deferred tax assets recognized in these companies.

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2001 and 2000, the Company and its subsidiaries had tax loss carryforwards of US$ 732,225 and US$595,759, respectively.

(Expressed in thousands of United States dollars, unless otherwise stated)

15. Income Tax (Continued)

As a result of the adoption of the Brazilian real as the functional currency on January 1, 1998, the Company recognized net deferred tax liabilities representing the tax effects on temporary differences relating to the differences between the tax basis and reporting basis of assets and liabilities that were previously remeasured from Brazilian reais into U.S. dollars using historical exchange rates and resulting from (i) changes in exchange rates and (ii) indexing used for tax purposes. The net effect of the change in functional currency, after considering the related changes in valuation allowances, was to reduce net deferred tax assets by US$4,114, which was charged directly to the Cumulative Translation Adjustment component of stockholders' equity.

16. Sales Taxes

a) ICMS tax

All the states in which Globo Cabo subsidiaries operate with exception made to the State of Rio Grande do Sul adhered to Agreement No. 57/59 of the National Tax Policy Council (CONFAZ) of October 22, 1999, which authorized a reduction in the calculation basis of ICMS tax on subscription television services as compared to the ICMS tax rate on telecommunication services of 25%. Based on this Agreement, the rate of ICMS tax on Company's services valid for the period from January 1 to December 31, 1999 was 5%, increased to 7.5% in the period from January 1 to December 31, 2000 and to 10% for periods as from January 1, 2001.

The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the taxation of its services in the State of Rio Grande do Sul and is making legal deposits in the amounts in excess to the 7.5% tax rate, in effect in 2000, and in excess of the 10% tax rate, in effect in 2001.

b) New taxes on company's services

As from January 2001, telecommunication companies are subject to FUST and FUNTEL, two new taxes computed over gross service revenues excluding canceled sales and other taxes over this same base at the rates of 1% and 0.5%, respectively. These taxes were created by Federal Laws in order to fund the development of telecommunications in Brazil.

(Expressed in thousands of United States dollars, unless otherwise stated)

17. Commitments and contingencies

a) Lease arrangements

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lampposts. Future minimum rental payments required under operating leases as of December 31, 2001 are as follows:

		2002		2003		2004		Total
Office space	US$	4,738	US$	4,710	US$	4,667	US$	14,115
Lampposts		18,419		17,400		17,700		53,519
	US$	**23,157**	US$	**22,110**	US$	**22,367**	US$	**67,634**

Rental expense for the years ended December 31, 2001, 2000 and 1999 was US$ 19,638, US$ 20,698 and US$ 15,678.

b) Litigation

The Company and its subsidiaries are party to certain legal proceedings arising in the normal course of business, and has made provisions when management believes that it can reasonably estimate probable losses. Management believes that the provisions made are sufficient to cover probable losses and does not believe there is a reasonable possibility of any material losses in excess of the amounts provided. In connection with some of these proceedings the Company has made judicial deposits which will only be released upon a favorable judgment.

The Company and its subsidiaries are questioning, in court, the payment of PIS and COFINS (social fund contributions) due on their revenues. Legal deposits have been made for the amounts of PIS and COFINS that otherwise would have been paid. The deposits amounted to some US$39,786 and US$25,033 at December 31, 2001 and 2000, respectively, classified under "Other long-term assets", and the corresponding liability is included in long-term liabilities "Provision for taxes under litigation".

17. Commitments and contingencies (Continued)

b) Litigation (Continued)

The operating subsidiaries controlled by the Company are judicially challenging the taxation of their broadband Internet access services provided to subscribers through their cable network, as regulated by Anatel, pleading the recognition that such activity integrates the cable television service, and should be subjected to ICMS taxation and has the same benefit of cable subscription revenues. The Company is making legal deposits of the amounts being challenged and maintaining the respective provisions which are also included in "Provision for taxes under litigation".

The Company's operating subsidiaries are judicially challenging the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. The Company is judicially discussing this tax charge, based on its understanding that it presents various constitutional and legal irregularities. Based on the opinion of its external legal advisors, the Company is not recording provisions for these taxes.

c) Other commitments

Globo Cabo and its subsidiaries do not maintain a private pension plan for their e employees but make monthly contribution based on their payrolls to the government pension, social security and indemnity plans. Such payments are expensed as incurred.

Loans under the IFC Facility are guaranteed by Globopar under the terms of the Globopar Guarantee Share Retention Agreement, dated as March 30, 1995, between IFC, Distel Holding S.A. (formely named GCHolding) and Globopar.

18. Financial instruments

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

(Expressed in thousands of United States dollars, unless otherwise stated)

18. Financial instruments (Continued)

b) Fair value (Continued)

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

In order to implement the strategy to protect the Company against the risk of the effects of major devaluation of the Brazilian real against the U.S. dollar, Globo Cabo has entered into short-term forward interest and foreign exchange swaps contracts, with nominal value of US$ 55,000 (December 31, 2000, US$ 5,000). The fair values of swap agreements are recognized in the financial statements. The effects in the statements of operations the year ended December 31, 2001 was a gain of approximately US$ 20 (December 31, 2000, a loss of US$ 12).

The carrying value of Globo Cabo's financial instruments approximates fair value at December 31, 2001 and 2000 with the following exception:

	Consolidated 2001			
Description		Book Value		Market value
Debentures	US$	239,503	US$	232,547
Senior Notes		97,692		94,679
Floating Rate Notes		80,000		74,393
Euro Commercial papers		45,711		45,521

The fair value of related party receivables and payables is not known since, as discussed in Note 9, certain transactions do not bear interest, have no maturity date, and their ultimate method of settlement, whether for cash or as capital contribution, is not readily determinable.

Fair value estimates are made at a specific date, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19. Non-cash transactions

On May 31, 2000, Globo Cabo exchanged 40,000,000 preferred shares for a 50% interest in Unicabo Participações e Comunicações S.A, 28,648,365 preferred shares for 100% interest in MDS Telecomunicações S.A. (owner of 100% interest in Vicom Ltda.) on July 17, 2000, and 123,989,259 voting shares and 387,121,852 preferred shares for 100% interest in Net Sul Holding S.A. (owner of 99.99% interest in Net Sul Comunicações Ltda.)on September 18, 2000.

(Expressed in thousands of United States dollars, unless otherwise stated)

20. Non-recurring charges

Following the strategic acquisitions made in 2000 and consolidation of its market leadership, the Company's business plan for 2001 contemplated a significant growth of the subscriber basis and subscription revenues. As a consequence of the impact of the Global economy slow down in the Brazilian economy, the unexpected depreciation of the Brazilian real as compared to the U.S. dollar and the potential adverse effects of the energy crisis resulting from shortages of electric power affecting Company's significant markets, including São Paulo and Rio Janeiro, management reviewed the business plan for 2001 and proactively adopted a series of cost reduction measures aimed to realign the cost structure to the new revenue levels and minimize the impact of the adverse economic scenario on Company's results.

Following a significant reduction of its marketing and general and administrative expenses, the Company reduced its work force by 1,600 employees and recorded certain non-recurring severance charges totaling US$ 4,390 which were fully paid up to September 2001. Considering the unusual nature of these non-recurring charges, as well as the fact that it may influence the analysis of the Company's performance and the comparison with prior and future periods, these charges were segregated from normal operating expenses in the statements of operations.

21. Supplemental financial income and financial expense information

		2001		2000		1999
Financial income (expenses)						
Interest income on cash equivalents	US$	7,086	US$	26,151	US$	372
Interest income on subscribers default payment		4,644		6,552		6,157
Hedge gains		-		-		114,967
Other		9,176		4,141		20,293
	US$	20,906	US$	36,844	US$	141,789
Exchange variation	US$	(85,858)	US$	(28,796)	US$	(202,107)
Interest paid charges on short and long term debt		(85,787)		(72,180)		(73,224)
Monetary variation		(43,149)		(37,443)		(47,811)
PIS and COFINS on financial income		(7,262)		-		-
CPMF		(4,781)		(4,155)		(4,160)
Other		(32,985)		(29,088)		(30,463)
	US$	(259,822)	US$	(171,662)	US$	(357,765)
Total other income (expenses)	US$	(238,916)	US$	(134,818)	US$	(215,976)

The CPFM is a tax imposed at the rate of 0.38% upon the withdrawal of funds from any Brazilian account.

(Expressed in thousands of United States dollars, unless otherwise stated)

22. Guarantor subsidiaries - consolidating statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the guarantee of the US$185,000 12.625% Notes due 2004, which are senior unsecured obligations of Globo Cabo, ranking pari-passu in right of payment with all its existing and future senior unsecured indebtedness, and are unconditionally guaranteed, on a joint and several basis, by each of Globo Cabo's consolidated subsidiaries, except for TVC & Telecomunicações Ltda (Anápolis), Net Rio, Net Brasília, Net Recife , Cabodinâmica TV Cabo São Paulo S.A. (Old Net São Paulo), UBSP, Unicabo Participações e Comunicações S.A, Vicom Ltda. and Net Sul Comunicações Ltda. and its subsidiaries. The condensed consolidated balance sheet at December 31, 2000 and 1999 and the condensed consolidated statements of operations and cash flows for the years then ended are presented for (i) Globo Cabo, (ii) subsidiaries which are guarantors (all wholly-owned), (iii) subsidiaries that are not guarantors and (iv) elimination entries, with the purpose of showing the impact of the non-guarantor subsidiaries in the consolidated financial statements. Investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations.

Globo Cabo holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for the purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its totally-owned subsidiaries have been considered as included in the column "Wholly-owned subsidiaries (combined)".

Additionally, at both December 31, 1999, CMA-P was not a totally-owned subsidiary, but has been presented in the column "Wholly-owned subsidiaries (combined)", since the minority interest of 2.8% of CMA-P's total capital consists almost exclusively of non-voting preferred stock. CMA-P's only asset is its investment in Multicanal Telecomunicações S.A., which represents 14% of the capital of Multicanal Telecomunicações S.A.

GLOBO CABO S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States dollars, unless otherwise stated)

Condensed consolidating statements at December 31, 2001 and for the year then ended

	Globo Cabo (parent company)	Wholly-owned subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Globo Cabo (consolidated)
Balance Sheet							
Current assets							
Cash and cash equivalents	US$ 3,318	US$ 5,034	US$ 38	US$ 1,921	US$ 1,818	US$ 345	US$ 12,474
Accounts receivable, net	-	34,516	918	4,416	6,253	(1,374)	44,729
Other current assets	7,509	6,846	2,283	266	3,447	-	20,351
	US$ 10,827	US$ 46,396	US$ 3,239	US$ 6,603	US$ 11,518	US$ (1,029)	US$ 77,554
Property and equipment, net	43,562	259,238	58,480	69,127	160,934	-	591,341
Investments and advances to investees	3,198	-	-	-	-	-	3,198
Investments and advances to consolidated subsidiaries	213,951	43,443	181,998	73	5,826	US$ (445,291)	-
Goodwill, net (consolidated subsidiaries)	684,168	19,125	-	-	-	-	703,293
Other assets	13,736	14,758	4,644	4,386	12,896	-	50,420
Total assets	**US$ 969,442**	**US$ 382,960**	**US$ 248,361**	**US$ 80,189**	**US$ 191,174**	**US$ (446,320)**	**US$ 1,425,806**
Current liabilities							
Accounts payable to suppliers and programmers	US$ -	US$ 16,215	US$ 4,037	US$ 2,456	US$ 11,004	US$ (938)	US$ 32,774
Short-term debt	42,283	42,795	-	1,225	8,036	-	94,339
Due to related companies	42,527	21,491	-	-	5,856	(69,874)	-
Current portion of long-term debt	31,428	85,171	32,214	12,278	24,007	-	185,098
Other current liabilities	12,940	62,288	12,583	10,419	23,383	87	121,700
	US$ 129,178	US$ 227,960	US$ 48,834	US$ 26,378	US$ 72,286	US$ (70,725)	US$ 433,911
Long-term liabilities							
Long-term debt	355,016	230	48,062	3,405	6,342	-	413,055
Due to related companies	134,383	353,460	245,567	-	204,432	(798,289)	139,553
Deferred sign-on and hookup fee revenue	-	16,210	3,012	-	10,668	-	29,890
Other payables and accruals	23,490	36,099	8,885	6,384	7,165	-	82,023
	US$ 642,067	US$ 633,959	US$ 354,360	US$ 36,167	US$ 300,893	US$ (869,014)	US$ 1,098,432
Minority interestes in consolidated subsidiaries							
Stockholders' equity (deficit)							
Capital	US$ 1,922,543	US$ 332,544	US$ 97,789	US$ 86,698	US$ 98,685	US$ (615,716)	US$ 1,922,543
Accumulated deficit	(1,345,623)	(954,852)	(198,242)	(52,460)	(262,061)	1,467,614	(1,345,624)
Cumulative translation adjustments	(249,545)	371,309	(5,546)	9,784	53,657	(429,204)	(249,545)
	US$ 327,375	US$ (250,999)	US$ (105,999)	US$ 44,022	US$ (109,719)	US$ 422,694	US$ 327,374
	US$ 969,442	**US$ 382,960**	**US$ 248,361**	**US$ 80,189**	**US$ 191,174**	**US$ (446,320)**	**US$ 1,425,806**

GLOBO CABO S.A

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States dollars, unless otherwise stated)

			Guarantors				
	Globo Cabo (parent company)	Wholly-owned subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Globo Cabo (consolidated)
Statement of operations							
Net revenue	US$ 12,897	US$ 225,334	US$ 53,641	US$ 45,951	US$ 162,543	US$ (7,293)	US$ 493,073
Direct operating expenses	-	(127,833)	(26,816)	(25,543)	(86,494)	2,349	(264,337)
Selling, general and administrative expenses	(31,881)	(32,172)	(10,346)	(8,247)	(28,431)	4,933	(106,144)
Depreciation and amortization	(65,637)	(84,395)	(10,473)	(20,012)	(45,631)	-	(226,148)
Other, net	(155)	(1,613)	(110)	(1,151)	1,858	-	(1,171)
Pre-acquisition income	-	-	-	-	-	-	-
Exchange gains (losses), net	(60,975)	(29,350)	(15,212)	(7,458)	(12,108)	(76)	(125,179)
Financial expense	(91,955)	(17,926)	(12,257)	(3,676)	(37,608)	32,099	(131,323)
Financial income	114,630	(67,186)	245	178	1,310	(32,099)	17,078
Equity in results of consolidated subsidiaries	(224,580)	(12,838)	-		(11,296)	248,714	-
Investees	(36)	-	-		-	-	(36)
Other, net	(1,781)	(363)	(668)	(181)	(889)	-	(3,882)
Income tax	-	(790)	(610)	-	15	-	(1,385)
Minority interest in results of consolidated subsidiaries	-	-	(19)		-	-	(19)
Loss for the period	US$ (349,473)	US$ (149,132)	US$ (22,625)	US$ (20,139)	US$ (56,731)	US$ 248,627	US$ (349,473)
Statement of Cash Flows							
Net cash provided by operating activities	US$ 143,714	US$ (212,411)	US$ 15,006	US$ 26,905	US$ 60,088	US$ 178,348	US$ 33,302
Cash used in investing activities							
Acquisition of property and equipment	(16,346)	(62,107)	(7,403)	(3,997)	(44,710)	-	(134,563)
Acquisition of investments and advances	(50,320)	(126,361)	-	-	3		1,670
Net cash acquired from acquisition Unicabo							
Proceeds from sale of equipment	233	(35,288)	2,275	1,228	35,436	-	3,884
Net cash provided by financing activities							
Change in overdraft facilities , net							
. Short-term debt							
.. Issuances	27,007	67,031	134	134	335	-	94,641
.. Repayments	(98,510)	(37,324)	(24,246)	(2,677)	(14,631)	-	(177,388)
. Long-term debt							
.. Issuances	112,567	47,711	-	-	-	-	160,278
.. Repayments	(105,031)	(11,272)	(4,140)	(11,653)	(14,488)	-	(146,584)
. Related party loans							
.. Issuances	244,909	491,034	63,262	-	144,186	(788,650)	154,741
.. Repayments	(49,308)	(464,376)	(10,441)	-	(125,381)	610,302	(39,204)
. Capital contribution		-	-	-	-	-	-
. Spin off	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents	(274,193)	346,272	(34,549)	(8,182)	(41,543)	345	(11,850)
Cash and cash equivalents - beginning of period	68,596	2,125	140	163	2,523	-	73,547
Cash and cash equivalents - end of period	US$ 3,318	US$ 5,034	US$ 38	US$ 1,921	US$ 1,818	US$ 345	US$ 12,474

GLOBO CABO S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, unless otherwise stated)
Condensed consolidating statements at December 31, 2000 and for the year then ended

	Globo Cabo (parent Company)	Wholly-owned subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Globo Cabo (consolidated)
Balance Sheet							
Current assets							
Cash and cash equivalents	US$ 68,595	US$ 2,126	US$ (12,810)	US$ 163	US$ 2,523	US$ 12,950	US$ 73,547
Accounts receivable, net	2,226	40,019	4,528	7,396	7,800	(6,075)	55,894
Other currentassets	9,125	1,659	1,408	48	4,477	(80)	16,637
	US$ 79,946	US$ 43,804	US$ (6,874)	US$ 7,607	US$ 14,800	US$ 6,795	US$ 146,078
Property and equipment, net	31,004	397,472	53,103	104,495	134,727	-	720,801
Investments and advances to investees	-	-	-	-	3,715	-	3,715
Investments and advances to consolidated subsidiaries	320,182	8,290	116,117	89,716	(86,244)	US$ (448,061)	-
Goodwill, net (consolidated subsidiaries)	905,403	25,700	-	-	-	-	931,103
Other assets	10,042	24,727	3,750	4,665	14,727	-	57,911
Total assets	**US$ 1,346,577**	**US$ 499,993**	**US$ 166,096**	**US$ 206,483**	**US$ 81,725**	**US$ (441,266)**	**US$ 1,859,608**
Current liabilities							
Accounts payable to suppliers and programmers	US$ 4,414	US$ 31,626	US$ 4,889	US$ 1,663	US$ 13,067	US$ (1,632)	US$ 54,027
Short-term debt	25	107,307	(2,496)	17,216	(12,766)	12,950	122,236
Due to related companies	-	-	-	-	-	-	-
Current portion of long-term debt	484	72,585	12,984	-	305	-	86,358
Other current liabilities	4,899	64,093	23,650	11,715	20,157	(7,183)	117,331
	US$ 9,822	US$ 275,611	US$ 39,027	US$ 30,594	US$ 20,763	US$ 4,135	US$ 379,952
Long-term liabilities							
Long-term debt	1,520	452,419	80,317	15,545	17,893	-	567,694
Due to related companies	532,352	(124,148)	27,539	199,817	378,048	US$ (1,005,191)	8,417
Deferred sign-on and hookup fee revenue	-	21,450	4,319	-	13,679	-	39,448
Other payables and accruals	14,647	42,784	10,713	6,130	(1,153)	2,740	75,861
	US$ 558,341	US$ 668,116	US$ 161,915	US$ 252,086	US$ 429,230	US$ (998,316)	US$ 1,071,372
Minority interestes in consolidated subsidiaries							
Stockholders' equity (deficit)							
Capital	1,908,788	114,765	97,789	86,698	80,009	(379,261)	1,908,788
Accumulated deficit	(996,151)	(334,006)	(84,553)	(138,044)	(460,432)	1,017,035	(996,151)
Cumulative translation adjustments	(124,401)	51,118	(9,055)	5,743	32,918	(80,724)	(124,401)
	US$ 788,236	US$ (168,123)	US$ 4,181	US$ (45,603)	US$ (347,505)	US$ 557,050	US$ 788,236
	US$ 1,346,577	**US$ 499,993**	**US$ 166,096**	**US$ 206,483**	**US$ 81,725**	**US$ (441,266)**	**US$ 1,859,608**

GLOBO CABO S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States dollars, unless otherwise stated)

	Globo Cabo (parent company)	Wholly-owned subsidiaries (combined)	Guarantors: Net Sul non guarantors	Guarantors: Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Globo Cabo (consolidated)
Statement of operations							
Net revenue	US$ 23,575	US$ 253,355	US$ 22,913	US$ 19,439	US$ 177,711	US$ (8,126)	US$ 488,867
Direct operating expenses	(11)	(142,440)	(6,864)	(9,627)	(95,184)	879	(253,247)
Selling, general and administrative expenses	(40,550)	(47,553)	(8,263)	(7,195)	(32,111)	7,247	(128,425)
Depreciation and amortization	(52,305)	(81,290)	(1,862)	(10,273)	(43,382)	-	(189,112)
Other, net	(117)	(72)	(5,427)	(2,476)	1,711	-	(6,381)
Pre-acquisition income	-	-	-	-	-	-	-
Exchange gains (losses), net	(43,856)	(6,601)	(5,090)	(2,474)	(4,398)	-	(62,419)
Financial expense	(72,153)	37,648	(7,615)	(1,831)	(30,152)	(23,437)	(97,540)
Financial income	108,834	(100,722)	(103)	103	1,474	23,437	33,023
Equity in results of							
Consolidated subsidiaries	(143,539)	20,509	-	-	(10,566)	133,596	-
. Investees	(724)	-	-	-	-	-	(724)
Other, net	-	-	34	(34)	-	-	-
Income tax	(1,488)	(6,685)	4,528	(4)	448	(3,299)	(6,500)
Minority interest in results of consolidated subsidiaries	-	29,757	26	-	488	(30,147)	124
Loss for the period	US$ (222,334)	US$ (44,094)	US$ (7,723)	US$ (14,372)	US$ (33,961)	US$ 100,150	US$ (222,334)
Statement of Cash Flows							
Net cash provided by operating activities	US$ 170,344	US$ (329,513)	US$ 9,426	US$ 16,756	US$ 196,985	US$ 131,454	US$ 63,998
Cash used in investing activities							
Acquisition of property and equipment	(23,555)	(99,463)	(3,113)	(5,534)	(65,601)	-	(197,266)
Acquisition of investments and advances	(194,867)	12,770	-	-	(9)		(50,652)
Net cash acquired from acquisition Unicabo	2,292	-	-	-	-	-	2,292
Proceeds from sale of equipment	171	7,271	72	129	11	-	7,654
Net cash provided by financing activities							
Change in overdraft facilities, net							
. Short-term debt							
. Issuances	27,916	29,152	2,829	5,028	31,930	-	96,855
. Repayments	(60,581)	15,771	(6,861)	(12,284)	(65,613)	-	(129,568)
Long-term debt							
. Issuances	213,581	(21,084)	249	444	18,196	-	211,386
. Repayments	(84,481)	122,199	(2,462)	(4,376)	(76,934)	-	(46,054)
. Related party loans							
. Issuances	3,655	214,034	-	-	88,431	(305,308)	812
. Repayments	(2,604)	(128,125)	-	-	(62,718)	173,853	(19,594)
. Capital contribution	24,471	-	-	-	-	-	24,471
. Spin off	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents	(109,723)	175,890	-	-	(64,225)	-	1,942
Cash and cash equivalents - beginning of period	101,977	3,224	-	-	2,070	-	107,271
Cash and cash equivalents - end of period	US$ 68,596	US$ 2,126	US$ 140	US$ 163	US$ 2,523	US$ (1)	US$ 73,547

(Expressed in thousands of United States dollars, unless otherwise stated)

23. Supplementary information

Descriptions	2000 Balance at beginning of year		Year ended December 31, 2001 Additions charged to Expense		Effect of currency devaluation		Balance at end of year	
Allowance for doubtful accounts	US$	(9,935)	US$	(11,913)	US$	11,837	US$	(10,011)
Amortization of goodwill:								
CMA – Participações S.A.	US$	(19,031)	US$	(26)	US$	27	US$	(19,030)
Multicanal BH		(20,632)		(3,119)		5,615		(18,136)
Net Rio S.A.		(19,363)		(3,177)		1,837		(20,703)
Net São Paulo (Old Net São Paulo)		(26,024)		(5,687)		2,358		(29,353)
Net Brasília S.A.		(6,743)		(1,310)		1,057		(6,996)
Net Recife S.A.		(314)		(187)		49		(452)
Net Campinas S.A.		(8,998)		(7,013)		627		(15,384)
Net Franca S.A.		(123)		(96)		30		(189)
Net Indaiatuba S.A.		(21)		(17)		-		(38)
Net São Carlos S.A.		(941)		(731)		195		(1,477)
Vicom Ltda.		(1,382)		(2,140)		208		(3,314)
Net Sul Comunicações Ltda.		(16,607)		(35,580)		2,023		(50,164)
GMMD-S Comunicações Ltda.		(1)		(5)		-		(6)
Consolidated subsidiaries of Multicanal Cabo		(7,484)		(1,209)		845		(7,848)
	US$	(127,664)	US$	(60,297)	US$	14,871	US$	(173,090)
Income tax valuation allowance	US$	(233,779)	US$	(103,499)	US$	(21,925)	US$	(359,203)
Provision for losses in equity investees								
Net Brasil S.A.	US$	(148)	US$	(104)	US$	-	US$	(44)

(Expressed in thousands of United States dollars, unless otherwise stated)

23. **Supplementary information** (Continued)

Valuation and qualifying accounts and reserves

	1999		Year ended December 31, 2000					
Descriptions	**Balance at beginning of year**		**Additions charged to expense**		**Effect of currency devaluation**		**Balance at end of year**	
Allowance for doubtful accounts	US$	(6,252)	US$	(3,683)	US$	-	US$	(9,935)
Amortization of goodwill:								
CMA – Participações S.A.	US$	(15,584)	US$	(31)	US$	(3,416)	US$	(19,031)
Multicanal BH		(17,937)		(4,222)		1,527		(20,632)
Net Rio S.A.		(17,033)		(3,780)		1,450		(19,363)
Net São Paulo (Old Net São Paulo)		(21,462)		(6,388)		1,826		(26,024)
Net Brasília S.A.		(5,123)		(1,559)		(61)		(6,743)
Net Recife S.A.		(244)		(91)		21		(314)
Unicabo Participações e Comunicações S.A.		(543)		-		543		-
Net Campinas S.A.		-		(8,998)		-		(8,998)
Net Franca S.A.		-		(123)		-		(123)
Net Indaiatuba S.A.		-		(21)		-		(21)
Net São Carlos S.A.		-		(941)		-		(941)
Vicom Ltda.		-		(1,382)		-		(1,382)
Net Sul Comunicações Ltda.		-		(16,607)		-		(16,607)
GMMD-S Comunicações Ltda.		-		(1)		-		(1)
Consolidated subsidiaries of Multicanal Cabo		(6,193)		(1,816)		525		(7,484)
	US$	(84,119)	US$	(45,960)	US$	2,415	US$	(127,664)
Income tax valuation allowance	US$	(147,456)	US$	(92,596)	US$	6,273	US$	(233,779)
Provision for losses in equity investees								
Net Brasil S.A.	US$	-	US$	(148)	US$	-	US$	(148)

(Expressed in thousands of United States dollars, unless otherwise stated)

23. Supplementary information (Continued)

	Year ended December 31, 1999							
Descriptions	**Balance at beginning of year**		**Additions charged to expense**		**Effect of currency devaluation**		**Balance at end of year**	
Allowance for doubtful accounts	US$	(26,309)	US$	(7,966)	US$	28,023	US$	(6,252)
Amortization of goodwill:								
CMA – Participações S.A.	US$	(12,159)	US$	(3,476)	US$	51	US$	(15,584)
Multicanal BH		(19,719)		(4,576)		6,358		(17,937)
Net Rio S.A.		(19,095)		(4,097)		6,159		(17,033)
Net São Paulo (Old Net São Paulo)		(21,433)		(6,923)		6,894		(21,462)
Net Brasília S.A.		(5,863)		(1,690)		2,430		(5,123)
Net Recife S.A.		(286)		(50)		92		(244)
Unicabo Participações e Comunicações S.A.		(506)		(199)		162		(543)
Consolidated subsidiaries of Multicanal Cabo		(6,229)		(1,968)		2,004		(6,193)
	US$	(85,290)	US$	(22,979)	US$	24,150	US$	(84,119)
Income tax valuation allowance	US$	(89,344)	US$	(23,650)	US$	(34,462)	US$	(147,456)
Provision for losses in equity investees								
Net Brasil S.A.	US$	(106)	US$	120	US$	(14)	US$	-

(Expressed in thousands of United States dollars, unless otherwise stated)

24. Subsequent event

The Board of Directors of the Company and its Controlling Shareholders have taken a series of measures aimed to revamping the Company, reviewing its process and the organizational chart, and also planning the corporate reorganization and revamping of its capital structure. These steps include:

The capitalization of R$1 billion (US$ 426 million at the exchange rate in force on March 12, 2002) through the capitalization of advances, conversion of debt and in cash by means of a public offer of shares is undertaken to increase equity capital and reduce debt.

	Capital Advances	New Cash	Conversion of Debentures	Public Offering	Total
Organizações Globo	129,809	20,429	29,367	50,221	229,826
Bradesplan Participações S/A	-	20,429	6,810	13,194	40,433
RBS Administração e Cobranças Ltda.	5,107	8,512	-	10,215	23,834
BNDES Participações S/A	-	16,599	53,201	51,073	120,873
Brazilian Financial Institution	-	-	10,640	-	10,640
Total	**134,916**	**65,969**	**100,018**	**124,703**	**425,606**

In addition to the commitments shown in the above table, the Controlling Shareholders agreed to subscribe for shares not subscribed by the public in the offering of shares up to the amount of US$124,703. The Brazilian Financial Institution's commitment shown in the table above may be satisfied either by means of conversion of debentures or subscription of new shares.

As part of the Brazilian offering, holders of our outstanding debentures due 2006 will have the right to convert their debentures into preferred shares, at the public offering price.

The Controlling Shareholders and the Company are concluding the definition of all the terms and conditions of a new shareholders agreement, which will include a review of corporate governance practices of the Company, the respective amendment to the by-laws and a more effective participation of the shareholders in its strategic management.